EXHIBIT 99.1

eFuture Announces Voting Results of Its 2014 Annual General Meeting

BEIJING, Dec. 30, 2014 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced that all proposals submitted for shareholder approval were duly approved at its 2014 Annual General Meeting (the "AGM") held on December 26, 2014. The proposals submitted for shareholder approval at the Meeting were approved.

At the meeting, a quorum was present, and Adam Yan and John Dai were re-elected as Class III members of the Board of Directors to serve a three year terms expiring in 2017 and Grant Thornton China was re-appointed as the Company's independent registered public accounting firm for the ensuing year. Please refer to the Appendix on detailed voting result.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, which above 45 companies were ranked among the top 100 chain retailers during 2013. As a pioneer and proponent of omni-channel and mobile internet solutions in Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of December 30, 2014, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

APPENDIX

At the 2014 Annual Meeting of Shareholders of eFuture Information Technology Inc. (the "Company"), held on December 26, 2014, the Company's shareholders considered two proposals:

A quorum was present at the meeting.

Proposal 1. Nominate Adam Yan and John Dai for election as Class III members of the Board of Directors to serve three year terms expiring in 2017or until their successors are duly elected and qualified.

The results of the voting for Proposal 1 were as follows:

	For	Withhold
Adam Yan	2,099,992	6,132
John Dai	2,098,136	7,988

Based on the votes set forth above, Adam Yan and John Dai were duly elected.

Proposal 2. Appoint Grant Thornton China as the Company's independent registered public accounting firm.

The results of the voting for Proposal 2 were as follows:

For	Against	Abstain
2,099,992	4,016	2,116

Based on the votes set forth above, the appointment of Grant Thornton China as the Company's independent registered public accounting firm was approved.

No other matters were considered or voted upon at the meeting.

CONTACT: Investor Contact:

         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 5293 7699
         ir@e-future.com.cn